UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-09370

CUSIP Number:  75619 P 10 9

(Check one:)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2014

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Receivable Acquisition & Management Corporation

Former Name if applicable: N/A

Address of Principal Executive Office: 60 E. 42nd Street, 46th Floor, New York, NY 10165

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Receivable Acquisition & Management Corporation (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2014 due to delays in obtaining and compiling information to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Thomas Telegades, Chief Executive Officer, (914) 358-3264.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[X]  Yes          [  ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes          [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 15, 2013, the Company completed the acquisition of Cornerstone Program Advisors LLC, a Delaware limited liability company (“Cornerstone”) and Sustainable Energy Industries, Inc. a Delaware corporation (“Sustainable”), and the Company assumed the operations of each of these entities (the “Merger”).

Due to the fact that Cornerstone had the most substantial operation of any of the entities involved in the Merger, it is considered to be the “acquiring entity” in the Merger strictly from an accounting perspective.  Accordingly, under the applicable accounting rules, in the forthcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Forthcoming 10-K”), the Company will compare the financials for the Company (which includes Cornerstone and Sustainable) for the 2013 fiscal year against those of Cornerstone for the 2012 fiscal year.  It would difficult to provide a reasonable estimate of the changes in results of operations between the 2012 and 2013 fiscal years.

Receivable Acquisition & Management Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

RECEIVABLE ACQUISITION & MANAGEMENT CORPORATION

Date: May 15, 2014	By: /s/ Thomas Telegades
Thomas Telegades,
Chief Executive Officer

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